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                                                                 JJF GROUP, INC.

Contacts:

         John Kopchik               Ann Barkelew
         JJF Acquisition, Inc.      Fleishman-Hillard
         (612) 673-6700             (612) 337-0354

         Richard Grubaugh
         Beacon Hill Partners
         (212) 843-8500




FOR IMMEDIATE RELEASE



          LEADING PROXY ADVISORY FIRM RECOMMENDS TSI SHAREHOLDERS VOTE
                    FOR JJF ACQUISITION, INC. PROXY PROPOSALS


                  MINNEAPOLIS, July 19, 1999 -- JJF Acquisition, Inc., a Minneapolis-based firm headed by John J. Fauth, and a subsidiary of JJF Group, Inc. announced today that Institutional Shareholder Services (ISS) has recommended that its clients who are shareholders of TSI Incorporated (NASDAQ:
TSII) support the slate of three directors and the six proxy proposals in JJF Acquisition's dissident proxy. The six proposals involve changes to TSI's by-laws and articles of incorporation to prevent management from blocking the sale of TSI.
         TSI's annual meeting of shareholders is scheduled for Thursday, July 22, 1999.
         The ISS report stated:
         "...From a financial point of view, Mr. Fauth's offer is a great deal for shareholders. At $14.00 per share, the offer represents a 43.4-percent premium to TSI's average market price for the fiscal year ending March 31, 1999.
 ...
         "...Furthermore, ISS does not believe that the by-law amendment proposals would hinder any higher bid offers. ..."
         "...The proposal requiring the company to opt out of the Minnesota Control Share provision should be supported because the statute may prevent or deter tender offers for the company that could be in shareholders' best interests. ..."
         "ISS is not convinced that the presence of dissident nominees would have a detrimental effect on any alternative offers that may emerge for the company."
         In its detailed analysis, ISS noted that JJF Acquisition's proposal designed to prohibit the adoption of defensive actions should be supported because "...the proposal does not limit the board's ability to seek offers from other acquirers. There is a provision in this proposal that specifically provides that if a majority of the board determines that an offer to acquire the company would maximize shareholder value, the board can take action to facilitate the offer.
         The report also noted that, even if elected, the JJF Acquisition slate would not have control over the eight-member board's deliberations.
         "I am delighted that an independent, third-party evaluation supports our board slate and proxy proposals," said Fauth. "Our offer is real and we are very confident in our financing and our ability to close this tender. The offer means what it says and we intend to ensure that shareholders get full value for their investment."

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         In June, TSI's board rejected Fauth's offer to purchase TSI shares at
$12.50 per share -- a 56-percent premium over the 18-month average per-share price prior to the offer date. On July 2, 1999, the JJF Group mailed proxy materials to TSI shareholders nominating its own slate of three candidates to stand for election at the TSI annual meeting on July 22, 1999. The JJF Group proxy also proposed six measures designed to prevent TSI's board from blocking the sale of the company. On July 9, 1999, JJF Acquisition announced its intention to make an unsolicited tender offer for all TSI shares at a net per-share price of $14.00. On July 16, 1999, the TSI board announced that it rejected the JJF Acquisition tender offer and was working with its investment banker to pursue as-yet unspecified shareholder value enhancements.
         TSI is a diversified, worldwide leader in providing measuring instruments for two major market areas: the safety, comfort and health of people; and productivity and quality improvement. Its common stock is traded on the Nasdaq National Market under the symbol TSII.


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